Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: March 18, 2022

Hi FiscalNote team -

As you know, FiscalNote announced last November that we’re seeking to go public through a business combination with Duddell Street Acquisition Corp., a publicly traded special purpose acquisition company (a “SPAC”). When consummated, the transaction will result in the listing of FiscalNote’s common stock on an internationally recognized securities exchange.

Going public is a tremendous step forward in our company’s journey and will provide us with more resources to do what we do best: deliver critical data and insights to help our clients navigate a chaotic and uncertain world.

Importantly, we are excited that after the public listing we’ll be able to give team members more opportunities to participate in the “upside” of our business through a new equity-based compensation plan and an employee stock purchase plan (“ESPP”), which will allow you to buy FiscalNote stock at discounted prices.

Since the transaction was announced, we’ve received a number of questions from team members about how their equity awards work and how they will be affected by the transaction and the going public process in general. The attached FAQs address many of the topics that you have raised. As we get nearer to the public listing, we will provide additional updates and more detailed information regarding the equity you hold today and the new equity plan and ESPP.

Ultimately, we expect all of these developments to unlock significant potential for FiscalNote’s growth in the years to come. Please feel free to reach out to FiscalNote People and Legal if you would like to discuss with us further in the meantime.

Best,

FiscalNote People & Legal Teams

Frequently Asked Questions

Questions about equity awards generally

1.	Why has FiscalNote granted equity awards to team members?

We believe that a significant benefit of working at FiscalNote is our practice of granting equity awards broadly to team members. Equity awards, such as stock options and restricted stock units (“RSUs”), enable team members to benefit directly from FiscalNote’s growth over time and feel invested in the business. Basically, as our business performs better and better each year, the value of each team member’s equity awards should grow, incentivizing all of us to drive greater value creation.

FiscalNote grants equity awards under its 2013 Equity Incentive Plan. The terms of each award are set out in award agreements, which you can access via Carta.

2.	I’ve been granted options to purchase FiscalNote common stock in connection with my employment. How do those work?

Very simply, your employee stock options give you the right to purchase shares of FiscalNote common stock in the future (referred to as “exercising” the option) at a specified price (referred to as the “exercise price”). The exercise price is determined when the grant is made, based on the fair market value of our common stock at the time. As a result, the value of an option increases if our common stock goes up in value after a grant is made.

Example

Suppose you joined us a couple years ago and, at the time, received options to purchase 1,000 shares of FiscalNote common stock at an exercise price of ~$2 per share. Then, suppose the value of our common stock later grew to ~$10 per share. In that case, your options would be worth ~$8,000 (or ~$10 per share minus the ~$2 exercise price, multiplied by the 1,000 shares subject to the award). However, in this example, the options would have no value if our common stock price fell below the ~$2 exercise price (referred to as “under water”).

3.	My options were granted subject to vesting provisions. How do those work?

In most cases, we’ve granted options to team members subject to “time-based” vesting conditions. This means you can’t exercise your options right after you get them. Instead, the options “vest” (at which point you own them free and clear) according to a schedule set out in the award agreement governing your grant. If you leave the company before vesting, you’d forfeit any portion of the award that hasn’t vested yet. In some unusual cases, we’ve granted stock options to team members with performance-based or other vesting conditions. Please take a look at your award agreement in Carta or reach out to us if you have any questions about your award.

Example

Many of our team members hold options that vest as follows:

●	Year One: 10% of the options subject to the award vest after one year

●	Year Two: 5% of the options vest each quarter, representing a total of 20% of the options subject to the award

●	Year Three: 8.75% of the options vest each quarter, representing a total of 35% of the options subject to the award

●	Year Four: 8.75% of the options vest each quarter, representing a total of 35% of the options subject to the award

In the example above, suppose you’re still employed with FiscalNote two years into your vesting schedule. At that point, you’d have vested in, and be able to exercise, a total of 30% of your options.

4.	I’ve been granted FiscalNote restricted stock units in connection with my employment. How do those work?

In many respects, RSUs are simpler than options. With RSUs, there is no need to “exercise” the award or pay an “exercise price.” Instead, RSUs represent a right to receive a certain number of shares of FiscalNote stock in the future, when the applicable vesting condition has been satisfied. On the vesting date, FiscalNote simply issues a number of shares of stock to you equal to the number of RSUs that vested. RSU awards also clearly increase in value as our stock value goes up.

Example

Suppose you received an award of 1,000 RSUs a couple years ago, and shares of FiscalNote common stock were then valued at ~$2 per share. Then, suppose the value of our common stock grew to ~$10 per share. In that case, the shares subject to your award would be worth ~$10,000. RSUs also retain some value even if our stock price goes down. In the above example, suppose our stock price fell to ~$1 per share. In that case, the shares subject to the award would still have ~$1,000 in value.

5.	Where can I find more information about my awards?

To find more information about your equity ownership in FiscalNote, including your outstanding employee awards, you can log into Carta. You can look up the number of shares and awards that you hold, and find copies of the 2013 Equity Incentive Plan and award agreements that govern your awards. You can also look up the vesting schedule that applies to your awards.

6.	Are my employee equity awards subject to tax withholding?

Yes, team members’ equity awards generally are subject to tax withholding. FiscalNote would withhold a certain amount for taxes at the time you exercise your option award or vest in an RSU award. The amount of tax withholding would be calculated when those events occur.

7.	Where can I go for financial or tax advice about my FiscalNote equity and outstanding grants?

FiscalNote can’t provide you with financial or tax advice, but we do strongly recommend that you consult with your personal financial advisors or tax preparers if you have any questions along those lines.

Questions about the impact of the transaction on outstanding equity and awards

1.	When does FiscalNote expect to become a public company?

We’ll become a public company once we close the business combination with Duddell Street Acquisition Corp. (“DSAC”) contemplated by the definitive agreement for the transaction (the “Business Combination Agreement”). Before we can close, the parties will need to satisfy several conditions, including completing a regulatory review process with the U.S. Securities and Exchange Commission and getting approval from DSAC’s stockholders and ours.

2.	When the transaction closes, what will happen to the shares of FiscalNote stock I currently own?

At closing, each share of FiscalNote common stock will be converted into a certain number of shares of public company stock, based on an Exchange Ratio determined in accordance with the Business Combination Agreement.

Below is an illustration of how the Exchange Ratio will be calculated:

Formula	Illustrative Example
The $1.0 billion value ascribed to FiscalNote in the Business Combination Agreement plus the aggregate exercise price of our outstanding options and warrants	~$1.009 billion
divided by
FiscalNote’s fully diluted shares outstanding before closing	~84 million shares
further divided by
$10.00, the assumed price per share of the publicly traded common stock (1)	$10.00
equals
the Exchange Ratio	~1.2

(1) Though the transaction assumes that each share of the publicly traded company is worth $10.00, the actual trading price of the shares may be different on the closing date.

So, using the Exchange Ratio of 1.2 in the example above, 1,000 shares of FiscalNote prior to closing would be converted into a right to receive 1,200 shares of the public entity after closing. In addition, holders of FiscalNote stock and equity awards as of closing may become entitled to receive additional “earn-out” shares of the public entity after closing, on the terms and conditions set out in the Business Combination Agreement, if our trading price exceeds certain thresholds.

3.	How will the transaction affect the stock options and/or RSUs I’ve received under FiscalNote’s 2013 Equity Incentive Plan?

In connection with closing, the public entity will adopt a 2022 Long-Term Incentive Plan (the “2022 LTIP”). At closing, FiscalNote’s equity awards outstanding immediately before closing will convert into awards of the public entity under the 2022 LTIP, with the same terms and conditions as your existing awards, including vesting conditions and expiration dates.

Below is an illustration of how your awards will be adjusted:

Options	Illustrative Example
Number of shares subject to the pre-closing award	1,000 shares
multiplied by
the Exchange Ratio	~1.2
equals
number of shares subject to the post-closing converted award	1,200 shares

Exercise price per share of the pre-closing award	$4.00
divided by
the Exchange Ratio	~1.2
equals
exercise price per share of the post-closing converted award	$3.34

RSUs	Illustrative Example
Number of shares subject to the pre-closing award	1,000 shares
multiplied by
the Exchange Ratio	~1.2
equals
number of shares subject to the post-closing converted award	1,200 shares

In addition, as mentioned above, holders of FiscalNote equity awards as of closing may become entitled to receive additional “earn-out” shares of the public entity after closing, on the terms and conditions set out in the Business Combination Agreement, if our trading price exceeds certain thresholds. Note, however, that you’ll forfeit the right to receive these additional shares if you forfeit the related award (e.g., leave the company before it vests) prior to or after the “earn-out” trigger date.

4.	Do I need to exercise my vested options before the transaction closes? If I did, does it matter?

No, there’s no reason you need to exercise your vested options before closing to get the benefit of the transaction. Any unexercised options outstanding when closing happens will be converted into new options of the public entity on substantially the same terms, with the number of shares subject to the grant and the exercise price per share adjusted as illustrated above. Of course, you can exercise your vested options before closing if you wish to do so for other reasons (e.g., an impending option expiration date, or your own personal financial or tax situation).

Questions about FiscalNote’s equity awards after we’ve gone public

1.	Once we’re public, should I continue to visit Carta for information about my equity ownership in FiscalNote?

After closing, you’ll no longer go to Carta for information on the shares of FiscalNote that you hold directly. Instead, those shares will be registered with the public company’s transfer agent: Continental. Before closing, Continental will reach out to you with information on how to exchange your FiscalNote shares for shares of the public company.

For your equity awards (e.g., options and RSUs), we’ll continue to rely on Carta for a period of time after closing, but eventually plan to transition to Fidelity as our equity plan administrator. Once we’ve completed the Fidelity implementation, you’ll be able to log into a Fidelity portal for information about your awards. Also, once you vest in and/or exercise an award, the shares will be issued into a Fidelity brokerage account in your name, and you’ll be able to initiate transactions in the stock from there.

We will be in touch closer to closing with more details on the transition to Fidelity.

2.	Once we’re public, there will be a public market for FiscalNote’s equity. Will there be any restrictions on my ability to sell shares of FiscalNote stock that I own or to buy additional shares on the open market if I wish?

Yes, your ability to transact in FiscalNote’s equity will be subject to the following restrictions:

●	Lockup Period: In the Business Combination Agreement, we agreed that FiscalNote’s current shareholders generally will be subject to a 6-month lockup period after we close, which is customary for companies listing on the public markets. You won’t be able to sell your shares of FiscalNote during the lock-up period. The lock-up provides for customary limited exceptions, such as transfers to immediate family members, charities, and estate planning vehicles, etc. The lock-up will not prevent anyone from buying FiscalNote stock who wishes to do so.

●	Insider Trading Laws: After the lock-up period expires, you will be able to transact in FiscalNote’s stock (e.g., buy and sell on the open market). However, under U.S. insider trading laws, anyone who trades a security based on material non-public information (“MNPI”), or who shares MNPI with someone else who trades on it, could be subject to personal liability. As employees, any of us might come across MNPI in the course of doing our jobs. Therefore, once we’re public, we’ll all need to be careful not to transact in the stock if we’re aware of MNPI, and it will be even more important to maintain the confidentiality of company information. To promote compliance with insider trading laws, we plan to adopt an Insider Trading Policy that will provide for customary trading windows around public earnings releases, blackout periods for specified employees and so on. We’ll provide more guidance and training when we adopt and announce that policy.

3.	I’ve heard that FiscalNote will be offering an Employee Stock Purchase Plan after closing. How does that work?

That’s right! As a benefit to team members, we will offer eligible participants an opportunity to participate in an Employee Stock Purchase Plan. If you decide to participate, you will be able to allocate a certain amount of your paycheck each payroll period to the purchase of the public company’s stock over a specified period. At the end of the purchase period, the funds you’ve set aside will be used to buy FiscalNote shares at a discount to the market price. The plan will allow participants to set aside up to 15% of their pay for this purpose, and will provide a 15% discount off the lesser of our stock price at the beginning or the end of the purchase period, unless our Board of Directors decides to set either at a lower level.

The Employee Stock Purchase Plan will be implemented sometime after closing, and you will be able to elect to participate through Fidelity. We will follow up with additional details on the plan and how you can enroll as we near the closing date of our going public transaction.

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Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (“FiscalNote”), Duddell Street Acquisition Corp. (Nasdaq: DSAC) ("Duddell Street") has filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.